SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM U5A

                          NOTIFICATION OF REGISTRATION


                      Filed pursuant to Section 5(a) of the
             Public Utility Holding Company Act of 1935, as amended,

                              Filed October 3, 2002

                              File No. ____________

                                       by

                      ALLEGHENY ENERGY SUPPLY COMPANY, LLC
                                  (Registrant)

                                Principle Offices

                              10435 Downsville Pike
                         Hagerstown, Maryland 21740-1766

        The Commission is requested to send copies of all notices, orders and communications in connection with this Notification of Registration to:

      Thomas K. Henderson, Esq.                       Debra J. Schnebel
  Vice President and General Counsel              Jones, Day, Reavis & Pogue
        Allegheny Energy, Inc                           77 West Wacker
        10435 Downsville Pike                         Chicago, IL 60601
         Hagerstown, MD 21740

         The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

   (1) Exact name or registrant:  Allegheny Energy Supply Company, LLC

   (2) Address of principal executive officers: 10435 Downsville Pike, Hagerstown, MD 21740

   (3) Name and address of officers to whom notices and communications should be addressed

                               Thomas K. Henderson
                                 Vice President
                              10435 Downsville Pike
                              Hagerstown, MD 21740

    COL. A                                  COL. B                    COL. C               COL. D
NAME OF COMPANY                       ORGANIZATION FORM       STATE OF ORGANIZATION   TYPE OF BUSINESS
----------------------------------------------------------------------------------------------------------

Allegheny Energy Supply Company             LLC              Delaware                   Energy Supplier
  Allegheny Energy Supply Capital, LLC      LLC              Delaware                   Finance Company
  Allegheny Energy Supply Conemaugh, LLC    LLC              Delaware                   Energy Supplier
  Allegheny Energy Supply Capital
    Midwest, LLC                            LLC              Delaware                   Finance Company
  Allegheny Energy Supply Gleason
    Generating Facility, LLC                LLC              Delaware                   Energy Supplier
  Allegheny Energy Supply Lincoln
    Generating Facility, LLC                LLC              Delaware                   Energy Supplier
  Allegheny Energy Supply Wheatland
    Generating Facility, LLC                LLC              Delaware                   Energy Supplier
  Energy Financing Company, L.L.C.          LLC              Delaware                   Finance Company
  Lake Acquisition Company, L.L.C.          LLC              Delaware                   Ancillary Assets
  Allegheny Energy Supply Development
    Services, LLC                           LLC              Delaware                   Development Company
         NYC Energy, LLC(1)                 LLC              Delaware                   Energy Supplier
  Acadia Bay Energy Company, LLC            LLC              Delaware                   Energy Supplier
  Allegheny Generating Company(2)           Corp.            Virginia                   Energy Supplier
  Buchanan Energy Company of
    Virginia, LLC                           LLC              Virginia                   Holding Company
         Buchanan Generation, LLC(3)        LLC              Virginia                   Energy Supplier
  Mon Synfuel, LLC4                         LLC              Maryland                   Energy Supplier

--------------------------
1 50% owned by Allegheny Energy Supply Development Services, LLC and 50% owned by non-system company.

2 77.03% owned Allegheny Energy Supply Company, and 22.97% owned by Monongahela Power Company.

3 50% owned by Buchanan Energy Company of Virginia, LLC and 50% owned by non-system company.

4 2.45% owned by Allegheny Energy Supply Company, LLC, and 97.55% owned by non-system company.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the registrant has duly caused this notification of registration to be duly signed on its behalf in the City of Hagerstowns and the State of Maryland, on the 2nd day of October, 2002.

                                           Allegheny Energy Supply Company, LLC

                                           /s/ Regis F. Binder
                                           -------------------------------------

(SEAL)                                     By: Regis F. Binder
                                                  Treasurer



Date:   October 2, 2002

Attest

/s/ Terence A. Burke
-------------------------------------
Terence A. Burke

                                  VERIFICATION


     (Form of verification where deponent is officer of a corporation. Suitable changes may be made for other kinds of companies.)

Washington, District of Columbia

The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated October 2, 2002 for and on behalf of (Allegheny Energy Supply Company, LLC); that he is the treasurer of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                           /s/ Regis F. Binder
                                           -------------------------------------
                                           Regis F. Binder

(OFFICIAL SEAL)
Subscribed and sworn to before me,

this 2nd day of October, 2002.

 /s/ Charles L. Proctor, Jr.

 Charles L. Proctor, Jr.
My commission expires February 14, 2007

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